July 19, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, DC 20549

Attention: Benjamin Richie

Re:	Safe Pro Group Inc.
Registration Statement on Form S-1
Submitted June 28, 2024
CIK No. 0002011208

Ladies and Gentlemen:

This letter is being submitted on behalf of Safe Pro Group Inc. (the “Company”) in response to the comment letter, dated July 15, 2024, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Registration Statement on Form S-1 filed on June 28, 2024 (the “Registration Statement”).

For your convenience, we have repeated each comment prior to the response in italics. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

Cover Page

1.	Please revise your primary prospectus cover page to note whether your resale offering will commence after your primary offering, or that you are concurrently conducting the resale offering.

RESPONSE: The cover page of the Registration Statement has been amended to include the following disclosure (emphasis added):

“In addition to the firm commitment underwritten offering of our common stock by us pursuant to this prospectus, simultaneously with the initial public offering, certain of our securities holders are offering 897,120 shares of our common stock pursuant to a prospectus to be used in connection with the potential distribution of such shares by such security holders (the “Resale Prospectus”).”

United States Securities and Exchange Commission
July 19, 2024

2.	We note your disclosure in your risk factor on page 17 that “[u]pon the closing of this offering, our executive officers and directors will beneficially own or control approximately 63.5% of our outstanding common stock, or approximately 57.9% if the underwriters exercise their over-allotment option in full.” Please revise your cover page to disclose this fact, and to disclose that your officers and directors will have the ability to substantially influence all matters submitted to your stockholders for approval and to substantially influence or control your management and affairs. In addition, please revise to disclose, on the cover page and in the prospectus summary, whether you will be a “controlled company” as defined under the relevant Nasdaq listing rules and, if so, whether you intend to rely on “controlled company” exemptions. To the extent you will be considered a “controlled company,” please include risk factor disclosure that discusses the effect, risks and uncertainties of being designated a controlled company, including but not limited to, the result that you may elect not to comply with certain corporate governance requirements.

RESPONSE: The cover page of the Registration Statement has been amended to include the following disclosure:

“Upon the closing of this offering, our officers and directors will retain controlling voting power in our company. As a result, we will be a “controlled company” under Nasdaq’s rules, although we do not intend to avail ourselves of the corporate governance exemptions afforded to a “controlled company” under the rules of Nasdaq. See “Risk Factors – If we are a ‘controlled company’ under the rules of Nasdaq, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public stockholders.” for more information.”

Our Competition, page 35

3.	We note the disclosure of “key competitive factors” that will impact your success. As requested in our comment letter dated May 14, 2024, please provide further detail describing how you intend to compete on the basis of these factors for each of the sectors in which you operate. In your discussion, please quantify comparative costs and timeframes for development, supply, and production, where appropriate.

RESPONSE: The Registration Statement has been amended on page 35 to include the following disclosure (emphasis added):

“The key competitive factors affecting the success of our products vary by sector:

● In body armor and protective gear, efficacy, safety, convenience, and price are principal selection criterion. Product pricing can be a major competitive consideration in certain international markets where customers may consider lower-cost/lower performance foreign-manufactured product options are available instead of high-quality/higher-performance Made in America products. As such, we may not be able to compete solely on pricing and our ability to compete in this market will be dependent on customers prioritizing what we believe are higher quality and higher performance products.

United States Securities and Exchange Commission
July 19, 2024

● In aerial managed services, proximity to infrastructure or location and flight crew availability are major competitive factors. We are currently focused solely on providing these services in Florida and, as such, we may only compete in this market and not expand into in new markets in the near future.

● In AI development, software development expertise and system design can have significant impact on customer selection. Additionally, expertise in dataset collection and processing capabilities are critical. Our ability to compete in this market is dependent on our software continuing to stay current with new technologies and developments, which will require continued research and development in this area. As a smaller company, we may be unable to compete with larger and better financed entities in this market.”

Resale Prospectus Cover Page, page Alt-1

4.	Please revise the cover page of your resale prospectus to briefly discuss the transaction(s) pursuant to which the selling shareholders received their shares, and provide a cross reference to a more detailed discussion of the transaction(s) in your filing.

RESPONSE: The cover page of the Resale Prospectus has been amended to include the following disclosure:

“The shares of common stock included in this prospectus were received by the selling stockholders (i) from purchases of common stock in private placements; (ii) for services rendered to us; (iii) from purchases of common stock from officers of our company; and (iv) upon the conversion of convertible notes. For a more detailed description of these transactions, see the section “Selling Stockholders” below.”

The “Selling Stockholders” section of the Resale Prospectus has been amended to include the following disclosure:

“Of the shares set forth below: (i) 324,454 shares were purchased from us in private placements at a purchase price of $3.20 per share; (ii) 270,000 were purchased from our officers in private transactions; (iii) 252,666 shares of common stock will be issued immediately prior to the closing of our initial public offering upon the conversion of outstanding convertible notes; and (iv) 50,000 shares were issued to consultants for services rendered to us.”

General

5.	Please tell us why you did not include a consent from independent accountants for audit reports of Airborne Response Corp. and Safe Pro USA, LLC. Refer to Section 7 of the Securities Act.

RESPONSE: The Registration Statement has been amended to add consents from independent accountants for audit reports of Airborne Response Corp. and Safe Pro USA, LLC.

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United States Securities and Exchange Commission
July 19, 2024

Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

Sincerely,

ARENTFOX SCHIFF LLP

/s/ Cavas Pavri
By:	Cavas Pavri

Enclosures

cc:	Daniyel Erdberg, CEO, Safe Pro Group Inc.